DESCRIPTION OF VECTRUS, INC.’S SECURITIES

The following summary of the material terms of the common stock of Vectrus, Inc. (the “Company,” “we,” “us,” or “our”) does not purport to be complete. For a complete description, we refer you to our amended and restated articles of incorporation (the “Articles”), our amended and restated by-laws (the “By-laws”) and the Indiana Business Corporation Law (“IBCL”). For a more complete understanding of our common stock, we encourage you to read carefully our Articles and By-laws, both of which are filed as exhibits to this Annual Report on Form 10-K.

General
Our Articles authorize us to issue 100 million shares of common stock, par value $0.01 per share, and 10 million shares of preferred stock, which, solely for the purpose of any statute or regulation imposing any fee or tax based upon the Company’s capitalization, have a par value of $0.01 per share. Under Indiana law, shareholders generally are not liable for a corporation’s debts or obligations solely as a result of their status as shareholders.

Common Stock

Dividend Rights. Under our Articles, holders of our common stock are entitled to receive any dividends our Board of Directors may declare on the common stock, subject to the prior rights of any outstanding preferred stock. The Board of Directors may declare dividends from funds legally available for this purpose.

Voting Rights. Our common stock has one vote per share on all matters on which holders of our common stock are entitled to vote. Our Articles do not provide for cumulative voting. Our Board of Directors is divided into three classes, with the term of office of one class expiring each year. Subject to the rights, if any, of any holders of preferred stock, each director shall be elected at a meeting of shareholders by the vote of the majority of the votes cast with respect to the director, provided that directors shall be elected by a plurality of the votes cast if the number of director nominees exceeds the number of directors to be elected.

Liquidation Rights. After provision for payment of creditors and after payment of any liquidation preferences to holders of the outstanding preferred stock, if any, if we liquidate, dissolve or are wound up, whether voluntary or not, the holders of our common stock will be entitled to receive on a pro rata basis all assets remaining.

Other Rights. Our common stock is not liable for further calls or assessment. The holders of our common stock are not currently entitled to subscribe for or purchase additional shares of our capital stock. Our common stock is not subject to redemption and does not have any conversion or sinking fund provisions.

Listing. Our common stock is traded on the New York Stock Exchange under the trading symbol “VEC.”

Preferred Stock

Our Board of Directors has the authority, without other action by shareholders, to issue preferred stock in one or more series. The holders of our preferred stock do not have the right to vote, except as our Board of Directors establishes, or as provided in our Articles or as determined by the IBCL. The Board of Directors has the authority to determine the terms of each series of preferred stock, within the limits of our Articles, our By-laws and the laws of the state of Indiana. These terms include the number of shares in a series, the consideration, dividend rights, liquidation preferences, terms of redemption, conversion rights and voting rights, if any. Such determinations are to be accomplished by an amendment to our Articles, which amendment may, except as otherwise provided by law, be made solely by action of our Board of Directors.

Provisions of Our Articles and By-laws That Could Delay or Prevent a Change in Control

Certain provisions of our Articles and By-laws may delay or make more difficult unsolicited acquisitions or changes of control of our Company. Such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change of control of our Company, although a majority of our shareholders might consider such proposals, if made, desirable. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our Board of Directors.

Classified Board of Directors. Our Board of Directors is divided into three classes that are as nearly equal in number as possible. One class of directors is elected at each annual meeting to serve a term of three years.  The effect of a classified board of directors may be to make it more difficult to acquire control of the Company.

Authorized but Unissued Capital Stock. The authorized but unissued shares of our common stock and preferred stock are available for future issuance without shareholder approval. Indiana law does not require shareholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which apply to us so long as our common stock remains listed on the New York Stock Exchange, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our common stock. We may issue additional shares for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

Our Board of Directors may be able to issue shares of unissued and unreserved common or preferred stock to persons friendly to current management. This issuance may render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. This could possibly deprive our shareholders of opportunities to sell their shares of our stock at prices higher than prevailing market prices. Our Board of Directors could also use these shares to dilute the ownership of persons seeking to obtain control of our company.

Blank Check Preferred Stock. Our Board of Directors, without shareholder approval, has the authority under our Articles to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could impair the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult.

Number of Directors; Removal; Filling Vacancies. Our Articles provide that (i) the number of directors shall be not more than 25 and not less than three, the exact number to be determined by resolution of our Board of Directors from time to time and (ii) directors may only be removed for cause and upon the affirmative vote of at least a majority of the shares then entitled to vote at a meeting called in accordance with the IBCL, our Articles and our By-laws. Our Articles provide that vacancies on the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled by our Board of Directors. These provisions may make it more difficult for shareholders to remove a director or fill a director vacancy.

Special Meetings of Shareholders. Our Articles provide that special meetings of shareholders may only be called by the Chairman of the Board or by a majority vote of the entire Board of Directors. This provision may prevent shareholders from taking action outside of an annual meeting.

Requirements for Advance Notification of Shareholder Nominations and Proposals. The Company’s By-laws provide that a shareholder seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice of this intention in writing. To be timely, a shareholder must deliver the notice in writing to the Secretary at the Company’s principal executive offices not less than 90 days and not more than 120 days prior to the first anniversary of the date that we released our proxy statement to shareholders in connection with the previous year’s annual meeting. The By-laws also specify requirements as to the form and content of the shareholder’s notice. These provisions could delay shareholder actions that are favored by the holders of a majority of our outstanding shares until the next annual shareholders’ meeting.

Certain Provisions of the Indiana Business Corporation Law

As an Indiana corporation, we are governed by the IBCL. Under specified circumstances, the following provisions of the IBCL may delay, prevent or make more difficult certain unsolicited acquisitions or changes of control of us. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interest.

Action by Unanimous Written Consent. Under Chapter 29 of the IBCL, any action required or permitted to be taken by the holders of common stock may be effected only at an annual meeting or special meeting of such holders, and shareholders may act in lieu of such meetings only by unanimous written consent.

Control Share Acquisitions. Under Chapter 42 of the IBCL, an acquiring person or group who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights on any “control shares” unless these voting rights are conferred by a majority vote of the disinterested shareholders of the issuing public corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person. If control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters' rights to receive the fair value of their shares pursuant to Chapter 44 of the IBCL. Our Articles and By-laws do not currently exclude us from Chapter 42 of the IBCL.

Under the IBCL, “control shares” means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges:

•	one-fifth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more.
“Control share acquisition” means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. For the purposes of determining whether an acquisition constitutes a control share acquisition, shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition. “Issuing public corporation” means a corporation which has (i) 100 or more shareholders, (ii) its principal place of business or its principal office in Indiana, or that owns or controls assets within Indiana having a fair market value of greater than $1,000,000, and (iii) (A) more than 10% of its shareholders resident in Indiana, (B) more than 10% of its shares owned of record or owned beneficially by Indiana residents, or (C) 1,000 shareholders resident in Indiana. The above provisions do not apply if, before a control share acquisition is made, the corporation’s articles of incorporation or by-laws, including a by-law adopted by the corporation’s board of directors, provide that they do not apply.

Certain Business Combinations. Chapter 43 of the IBCL restricts the ability of a “resident domestic corporation” to engage in any combinations with an “interested shareholder” for five years after the date the interested shareholder became such, unless the combination or the purchase of shares by the interested shareholder on the interested shareholder’s date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if that shareholder receives approval from a majority of the disinterested shareholders or the offer meets specified fair price criteria. For purposes of the above provisions, “resident domestic corporation” means an Indiana corporation that has 100 or more shareholders. “Interested shareholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation, which at any time within the five-year period immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation.
The definition of “beneficial owner” for purposes of Chapter 43, means a person who, directly or indirectly, has the right to acquire or vote the subject shares (excluding voting rights under revocable proxies made in accordance with federal law), has any agreement, arrangement or understanding for the purpose of acquiring, holding or voting or disposing of the subject shares, or holds any “derivative instrument” that includes the opportunity to profit or share in any profit derived from any increase in the value of the subject shares.

The above provisions do not apply to corporations that elect not to be subject to Chapter 43 in an amendment to their articles of incorporation approved by a majority of the disinterested shareholders. That amendment, however, cannot become effective until 18 months after its passage and would apply only to share acquisitions occurring after its effective date. Our Articles do not exclude us from Chapter 43.

The overall effect of the above provisions may be to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control of us by a holder of a large block of our stock or other person, or the removal of incumbent management, even if such actions may be beneficial to our shareholders generally.

Mandatory Classified Board of Directors. Under Chapter 33 of the IBCL, a corporation with a class of voting shares registered with the SEC under Section 12 of the Exchange Act must have a classified board of directors unless the corporation adopts a by-law expressly electing not to be governed by this provision by the later of July 31, 2009 or 30 days after the corporation’s voting shares are registered under Section 12 of the Exchange Act. While we currently have a classified Board of Directors, our Articles have opted out of Chapter 33 as a mandatory requirement for our Board of Directors.